FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June, 2004

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8 , 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

July 8, 2004

Forbes Medi-Tech Clears Key Regulatory Hurdle for Reducol™ Approval in Europe

~Commission Decision Awaiting Formal Adoption~

Vancouver, Canada. Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that the EU Standing Committee on the Food Chain and Animal Health, Section General Food Law has delivered a favorable opinion concerning Forbes' Novel Food application for the use of Reducol™ in milk based drinks.  The remaining administrative steps to allow Forbes to sell its cholesterol-lowering ingredient in Europe are the adoption, translation and publication of the EU Commission Decision.

“Clearance of this regulatory hurdle secures a significant milestone for the Company, leaving only the completion of administrative steps before pursuing Reducol™ sales in Europe,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “Europe represents a bourgeoning market for our cholesterol-lowering food ingredients. With the inclusion of ten new member states into the European Union, there is a substantial opportunity to further build our revenue base”.

Reducol™ is produced at Forbes' 50-50 manufacturing joint venture facility, Phyto-Source LP, which is currently the world's largest manufacturer of non-GMO sourced sterols giving Forbes a distinct advantage as this new market develops. The European market has demonstrated a preference for non-GMO based products.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements regarding future European regulatory approval for the Company's Reducol™, future anticipated demand for, and sales of, Reducol™ in Europe, and the Company’s future revenue base. Forward-looking statements can be identified by the use of forward-looking terminology such as “to allow”, “to sell”, "opportunity", or any other variations thereon or comparable terminology referring to future dates, events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need for adoption, publication and translation of the EU Commission Decision, which may not occur in a timely manner or at all; the need for buyers of Reducol™ and the need for performance by such buyers and their customers; uncertainty of the existence or size of a market opportunity for the Company's sterol products, including Reducol™; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; exchange rate fluctuations; product liability and insurance risks; risks inherent in the development of new products; environmental risks; intellectual property risks; the Company's need for additional future capital, which may not be available in a timely manner or at all; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. The Company assumes no obligation to update the information contained in this press release.